UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	FOR ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

Financial Statements and Exhibits:
(a)	Financial Statements:

ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees (the "Plan")

Statement of Net Assets Available for Benefits as of August 31, 2007 and December 31, 2006.
Statement of Changes in Net Assets Available for Benefits for the Year Ended August 31, 2007.

Note:  Pursuant to ERISA and the applicable regulations thereunder, audited financial statements have not been included herein because as of the beginning of the Plan's fiscal year, there were fewer than 100 participants.

ACCO BRANDS CORPORATION 401(k) PLAN
 FOR CERTAIN HOURLY EMPLOYEES
 Lincolnshire, IL
 FINANCIAL STATEMENTS
 August 31, 2007
 CONTENTS

FINANCIAL STATEMENTS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5

SIGNATURE	6

ACCO Brands Corporation
 401(k) Plan for Certain Hourly Employees
Statement of Net Assets Available for Benefits
August 31, 2007 and December 31, 2006

	August 31, December 31,
	2007	2006
ASSETS
Investment in ACCO Brands Corporation 401(k) Plans Master Trust, at estimated fair value	$0	$119,459

NET ASSETS AVAILABLE FOR BENEFITS	$0	$119,459

ACCO Brands Corporation
 401(k) Plan for Certain Hourly Employees
Statement of Changes in Net Assets Available for Benefits
 Year Ended August 31, 2007

Additions to net assets attributed to:

Other income	$5,303
Contributions - others	70

Total additions	5,373

Deductions from net assets attributed to:
Benefits paid to participants	9,274
Administrative fees	62

Total deductions	9,336

Decrease in net assets prior to transfers out	(3,963)

Transfers out of the Plan	(115,496)

Net decrease	(119,459)

Net assets available for benefits
Beginning of year	119,459

End of year	$0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees Administrative Committee

Date: February 27, 2008

	By:	/s/ Steven Rubin
Steven Rubin, Senior Vice President, Secretary and General Counsel of ACCO Brands Corporation, Committee Member